SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rockefeller Center Properties, Inc.
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                    773102108
                                  (CUSIP Number)



                                 Eric S. Robinson
                        c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY  10019
                                  (212) 403-1000

          (Name, address and telephone number of person authorized
                      to receive notices and communications)


                                  August 16, 1995
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this
         statement:   X






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         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Gotham Partners, L.P.   13-3700768

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)

         3.   SEC Use Only


         4.   Source of Funds

              WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares                   2,124,900*
         Beneficially        8.   Shared Voting Power
         Owned by
         Each Reporting      9.   Sole Dispositive Power
         Person With              2,124,900*
                             10.  Shared Dispositive Power



         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:

              2,124,900*          *Including Options       See Item 5

         12.  Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              5.55%       See Item 5

         14.  Type of Reporting Person



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              PN



















































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                                   SCHEDULE 13D

                         RELATING TO THE COMMON STOCK OF

                       ROCKEFELLER CENTER PROPERTIES, INC.


         Item 1.   Security and Issuer:

                   This statement on Schedule 13D (the "Statement") re-lates to the Common Stock, $.01 par value ("Common Stock"), of Rockefeller Center Properties, Inc., a Delaware Corporation (the "Company"). The principal executive offices of the Com-pany are located at 1270 Avenue of the Americas, New York, New York 10020.

         Item 2.   Identity and Background:

                   This Statement is being filed by Gotham Partners, L.P., a Delaware limited partnership ("Gotham" or the "Reporting Entity"), which was formed to engage in the business of buying and selling securities.

                   Section H Partners, a New York limited partnership ("Section H"), is the sole general partner of Gotham. Karenina Corp., a Delaware corporation ("Karenina") and DPB Corp., a Delaware corporation ("DPB") are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB Corp. is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of Ame-rica; their principal occupation is managing Gotham. The bus-iness address of each of Gotham, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 237 Park Avenue, New York, New York 10017.

                   During the last five years, none of Gotham, Section H., Karenina, DPB, Mr. William A. Ackman or Mr. David P. Berk-owitz, (i) has been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors), (ii) was party to a civil proceeding of a judicial or administrative body or of competent jurisdiction and as a result of such pro-ceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation or respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration:

                   The aggregate purchase price of the Common Stock and options to purchase Common Stock ("Options," and collectively







         with the Common Stock, the "Securities") was $8,337,033, all of which was obtained from the general funds of Gotham. See Item 5 below.

         Item 4.   Purpose of the Transaction:

                   The Reporting Entity had acquired the Securities for investment purposes.

                   On August 16, 1995, the Company announced that it had entered into a letter of intent with Equity Office Holdings, LLC, a group which includes Zell/Merrill Lynch Real Estate Opportunity Partners, L.P. III and the Walt Disney Company (the
         "Zell Group") with respect to a $250,000,000 investment in a recapitalization and deleveraging of the Company that would result in a new company owned in approximately equal proportions by the Zell Group and current equity holders of the Company. The Reporting Entity intends to explore alternative transactions that may realize greater value for the current shareholders of the Company, which may include an acquisition of securities of the company, or a recapitalization, merger or other extraordinary transaction involving the Company. The Reporting Entity may participate with other investors in arranging and executing such a transaction. In connection with the foregoing, the Reporting Entity may engage in discussions with and may make proposals to the management of the Company, other shareholders of the Company, the owners of Rockefeller Center, institutional providers of debt, equity capital, and others, subject to the terms of the Letter Agreement (as defined below).

                   The Reporting Entity may also seek to assist the Company in realizing the full value of its claims in connection with the bankruptcy proceedings of Rockefeller Center
         Properties and RCP Associates, the two partnerships which own the landmark buildings known as Rockefeller Center.

                   On September 30, 1994, the Company entered into a Letter Agreement with the Reporting Entity (the "Letter Agree-ment") pursuant to which the Reporting Entity agreed to keep confidential certain Proprietary Information (as defined in the Letter Agreement) provided by the Company to the Reporting En-tity. In addition, pursuant to the Letter Agreement, the Re-porting Entity agreed, for a period of one year from the date of the Letter Agreement, without the prior written consent of the Company or its Board of Directors, to certain restrictions with respect to, among other things, (a) acquiring voting se-curities or assets of the Company or its subsidiaries (except in a transaction or transactions not involving any potential change of control of the Company), (b) participating in proxy solicitations, (c) making public announcements with respect to


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         tender offers or exchange offers or other extraordinary trans-
         actions involving the Company or its securities or assets or
         (d) participating in a "group" with respect to the foregoing. The foregoing summary of certain terms of the Letter Agreement is qualified in its entirety by reference to the Letter Agree-ment, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

                   The Reporting Entity intends to review continuously its investment in the Company and, on the basis of such review and such market and other factors as it may deem relevant, may, subject to the limitations contained in the Letter Agreement or in the Company's Restated Certificate of Incorporation, which imposes certain limits upon the percentage of the Company's voting securities which may be owned by a single shareholder or group of shareholders, acquire or sell Securities.

                   Except as described in this Schedule 13D, including this
         Item 4, the Reporting Entity has no plans or proposals which relate to or which would result in any events described in subsections (a) through (j) of Item 4 of the General Instructions to Schedule 13D.
         Item 5.   Interest in Securities of the Issuer:

              (a) The Reporting Entity owns 1,474,900 shares of Common Stock and Options to purchase 650,000 shares of Common Stock, representing an aggregate of approximately 5.55% of the outstanding shares of Common Stock (based on 38,260,704 shares outstanding as of August 14, 1995, as reported in the Company's Form 10-Q for the quarter ended June 30, 1995 and assuming full exercise of the Options). See
                   Item 6. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially owns any Securities (other than the Securities beneficially owned by the Reporting Entity).

              (b) The Reporting Entity has sole power to vote and to dispose of all of the Securities beneficially owned by it.

              (c)  Not applicable.

              (d)  Not applicable.

              (e)  Not applicable.



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         Item 6.   Contracts, Arrangements, Understandings or Relation-
                   ships with Respect to Securities of the Issuer:

                   The option agreements pursuant to which the Options were purchased (the "Option Agreements") are attached hereto as Exhibits 2-4, respectively. The Options are "European" call options which are not exercisable prior to the exercise date specified in the relevant Option Agreement. The foregoing description of the Options as set forth in the Option Agreements is qualified in its entirety by reference to the Option Agreements, which are filed as Exhibits 2-4 hereto and are incorporated herein by reference.

                   Except as set forth above with respect to the Options and in Item 4 of this Schedule 13D with respect to the Letter Agreement, neither the Reporting Entity nor any of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

         Item 7.   Material to be Filed as Exhibits:

         Exhibit No.    Exhibit

             1 Letter Agreement, dated as of September 30, 1994 among the Company and Gotham.

             2          Letter Agreement, dated April 18,
                        1995 between Gotham and Merrill Lynch
                        International Limited.

             3          Letter Agreement, dated April 21,
                        1995 between Gotham and Merrill Lynch
                        International Limited.

             4          Letter Agreement, dated April 24,
                        1995 between Gotham and Bankers
                        Trust Company.










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                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GOTHAM PARTNERS, L.P.

                                 By: Section H. Partners, L.P., its
                                     general partner

                                     By:  Karenina Corp., a general
                                          partner



                                          By:  /s/  William A. Ackman
                                             Name:  William A. Ackman
                                             Title:  President




         Dated:  August 17, 1995



























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                               INDEX TO EXHIBITS


    Exhibit No.    Exhibit                                       Page

        1          Letter Agreement, dated as of September 30,
                   1994 among the Company and Gotham.

        2          Letter Agreement, dated April 18,
                   1995 between Gotham and Merrill Lynch
                   International Limited.

        3          Letter Agreement, dated April 21,
                   1995 between Gotham and Merrill Lynch
                   International Limited.

        4          Letter Agreement, dated April 24,
                   1995 between Gotham and Bankers
                   Trust Company.